Exhibit 12.1
DINEEQUITY, INC.
Computation of Leverage Ratio and Debt Service Coverage Ratio
for the Trailing Twelve Months Ended December 31, 2015

(In thousands, except ratios)

Leverage Ratio Calculation:
Indebtedness, net (1)	$1,283,447
Covenant Adjusted EBITDA(1)	289,948
Leverage Ratio	4.43
Debt Service Coverage Ratio (DSCR) Calculation:
Net Cash Flow (1)	$306,618
Debt Service (1)	56,741
DSCR	5.40

(1)
Definitions of all components used in calculating the above ratios are found in the Base Indenture and the related Series 2014-1 Supplement to the Base Indenture, dated September 30, 2014, filed as Exhibits 4.1 and 4.2, respectively, to our Current Report on Form 8-K filed on October 3, 2014.